January 5, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Justin Dobbie, Esq., Julie Griffith, Esq., Aamira Chaudhry and Claire Erlanger

Re: Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on December 15, 2017

File No. 333-216694

Dear Mr. Dobbie, Ms. Griffith, Ms. Chaudhry and Ms. Erlanger:

After considering the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 29, 2017 (the “Comment Letter”) relating to the registration statement amendment on Form F-1/A (the “Amendment No. 6”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on December 15, 2017, the Company proposes to amend its response as the following. For your convenience, the Staff’s comment contained in the Comment Letter has been restated.

Comment:

Principal Shareholders and Selling Shareholders, page 81

1. We note your statement that “On June 13, 2017, prior to the Company’s stock split, Mr. Fun-Ming Lo transferred to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao part of Mr. Lo’s ordinary shares of the Company in the respective amounts of approximately 20,094 and 2,271 shares in recognition of the transferees’ loyalty and assistance to Mr. Lo.” Please tell us what consideration was given to SAB topic 5T in accounting for the distributions.

Response:

On June 13, 2017, Mr. Fun-Ming Lo, the chief executive officer, director and shareholder of the Company, transferred a portion of his ordinary shares in the Company to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of approximately 20,094 and 2,271 shares as compensation for Mr. Kuo’s advisory services that have been rendered to the Company. Mr. Ta-Chih Kuo is a director of the Company and has known Mr. Lo for years, even before he became a director. Mr. Kuo has provided assistance of both personal and business nature to Mr. Lo and the Company from time to time, although Mr. Kuo was never an employee of the Company. Mr. Fun-Ming Lo transferred a certain amount of his ordinary shares in the Company to Ms. Liao, who is the domestic partner of Mr. Kuo. Ms. Liao is not an officer, director, employee, agent or representative of the Company or Mr. Lo. On June 27, 2017, the Company issued 89 bonus shares to each ordinary share. As a result of the bonus share issuance or stock split, Mr. Ta-Chih Kuo and Ms. Shih-Han Liao increased each of their equity interest in the Company by approximately 1,808,460 shares and 204,390 shares, respectively. Each ordinary share of the Company is priced at $5 per share pursuant to the offering price stated in the Amendment No. 6. Based on such price, the aggregate value of the ordinary shares transferred to Mr. Kuo and Ms. Liao is $10,064,225. The value of the shares transferred was reflected as an expense in the Company’s financial statements with a corresponding credit to contributed paid-in capital pursuant to SAB topic 5T. The redline copies of the updated reviewed financial statements for the six months ended June 30, 2017 and 2016 and pro forma financial statements are attached herein as Exhibit A and Exhibit B for your reference.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Jay Kaplowitz
Jay Kaplowitz

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

  Exhibit A

IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

Consolidated Financial Statements for the Six Months Ended

June 30, 2017 and 2016

FINANCIAL STATEMENT SCHEDULES

Consolidated Financial Statements:

Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016	1

Consolidated Statements of Operations and Comprehensive Income for the Six Months Ended June 30, 2017 and 2016	2

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2017 and 2016	3

Notes to Consolidated Financial Statements	4-18

IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
	(UNAUDITED)
ASSETS
Current Assets
Cash and cash equivalents	$102,483	$26,832
Other receivable	915,612	901,499
Prepaid expenses and other current assets	23,454	42,034
Total Current Assets	1,041,549	970,365
Land held for sale and investment	1,868,115	1,751,646
Property & Equipment, net	63,742,455	60,180,468
Total Assets	$66,652,119	$62,902,479

LIABILITIES AND EQUITY
Current Liabilities
Line of credit	$1,832,126	$1,803,086
Current portion of long-term bank loan	574,316	774,004
Accrued expenses and other current liabilities	30,132,644	28,225,373
Current portion of deferred revenue	268,458	251,720
Due to shareholders	49,183,789	46,044,534
Due to related parties	3,927,670	3,550,617
Total Current Liabilities	85,919,003	80,649,334
Non-current Liabilities
Long-term bank loan	2,939,893	2,756,604
Notes payable	11,169,848	10,365,432
Deferred revenue	7,382,583	7,048,171
Membership deposits	33,839,188	31,729,461
Total Non-current Liabilities	55,331,512	51,899,668
Total Liabilities	141,250,515	132,549,002

Equity
Common Stock, $0.01 par value, 200,000,000 shares authorized, 30,672,090 shares issued and outstanding as of June 30, 2017 and December 31, 2016	306,721	306,721
Additional paid-in capital	10,656,247~~592,022~~	592,022
Accumulated deficit	(84,485,741~~74,421,516~~ )	(74,087,309)
Accumulated other comprehensive income(loss)	(779,454)	3,818,810
Total Stockholders' deficit	(74,302,227)	(69,369,756)
Noncontrolling interest	(296,169)	(276,767)
Total Deficit	(74,598,396)	(69,646,523)
Total Liabilities and Equity	$66,652,119	$62,902,479

The accompanying notes are an integral part of these consolidated financial statements.

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IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME(LOSS)

(UNAUDITED)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2017		2016	2017		2016

Revenues, net	$626,747		$336,362	$1,200,253		$545,970
Cost of revenues	463,793		353,702	846,357		810,324
Gross profit (loss)	162,954		(17,340)	353,896		(264,354)
Selling, general and administrative expenses	~~263,148~~10,327,373		181,635	10,594,807~~530,582~~		322,553
Loss from operations	(10,164~~100~~,419~~194~~	)	(198,975)	(10,240,911~~176,686~~	)	(586,907)
Other income (expense)
Interest income	-		1	-		1,773
Interest expense	(95,246)		(454,243)	(194,338)		(911,443)
Other income - leasing	18,143		1,048	35,825		23,838
Total other income (expenses)	(77,103)		(453,194)	(158,513)		(885,832)
Loss before income tax	(10,241,522~~177,297~~	)	(652,169)	(10,399,424~~335,199~~	)	(1,472,739)
Provision for income tax	-		-	-		-
Net loss	(10,241,522~~177,297~~	)	(652,169)	(10,399,424~~335,199~~	)	(1,472,739)
Add: Net loss attributable to noncontrolling interest, net of tax	574		2,574	992		5,832
Net loss attributable to Imperial Garden & Resort, Inc.	(10,240,948~~176,723~~	)	(649,595)	(10,398,432~~334,207~~	)	(1,466,907)
Foreign currency translation adjustment	299		(9,704)	(4,598,264)		(1,178,010)
Comprehensive Income (Loss)	(10,240,649~~176,424~~	)	(659,299)	(14,996,696~~4,932,471~~	)	(2,644,917)
Other comprehensive income (loss) attributable to noncontrolling interests	837		(39)	(18,410)		(4,718)
Comprehensive income (loss) attributable to Imperial Garden & Resort, Inc.	$(10,239,812~~175,587~~	)	$(659,338)	$(15,015,106~~4,950,881~~	)	$(2,649,635)

Basic and diluted loss per common share	$(0.33~~01~~	)	$-	$(0.34~~01~~	)	$-

Basic and Diluted Weighted Average Common Shares Outstanding	30,672,090		-	30,672,090		-

The accompanying notes are an integral part of these consolidated financial statements.

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MPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net loss	$(10,399,424~~335,199~~ )	$(1,472,739)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	435,963	388,881
Share based compensation	10,064,225	-
Changes in assets and liabilities:
Decrease (increase) in other receivable	45,462	42,182
Decrease (increase) in prepaid expense & other current assets	21,067	6,295
Increase (decrease) in accrued expenses and other current liabilities	30,292	897,092
Increase (decrease) in deferred revenues	(133,155)	(124,647)
Increase (decrease) in due to shareholders	94,023	397,157
Net cash provided by operating activities	158,453	134,221

Cash flows from financing activities
Repayment of bank loans	(339,265)	(634,562)
Net proceeds of loan from affiliates	139,840	550,198
Net proceeds of loan from third-parties	114,286	-
Net cash used in financing activities	(85,139)	(84,364)

Effect of exchange rate changes on cash and cash equivalents	2,337	2,493

Net increase in cash and cash equivalents	75,651	52,350

Cash and cash equivalents
Beginning	26,832	97,586
Ending	$102,483	$149,936

Supplemental disclosure of cash flows
Cash paid during the year for:
Income tax	$-	$-
Interest expense	$22,386	$15,909

The accompanying notes are an integral part of these consolidated financial statements.

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IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2017

(UNAUDITED)

NOTE 1. ORGANIZATION AND BUSINESS

Imperial Garden & Resort, Inc., (the “Imperial”), was incorporated on September 23, 2016 under the laws of the British Virgin Islands. Imperial is a holding company and has no substantive business operations. Mr. Fun-Ming Lo is the major shareholder and a director of Imperial.

The Huang Jia Country Club and Recreation Inc., (the “Huang Jia”), was incorporated on March 3, 2015 under the laws of the Republic of Seychelles. Huang Jia is a holding company and has not carried out substantive business operations of its own. Mr. Fun-Ming Lo is the sole director and major shareholder of Huang Jia.

Yao-Teh International Recreation Co., Ltd., (the “Yao-Teh”), was incorporated on May 30, 1988 under the laws of Taiwan (R.O.C.). Yao-Teh is in the business of developing and operating golf course facilities. Mr. Fun-Ming Lo is the controlling beneficiary shareholder of Yao-Teh.

Ta-Teh-Fu Co., Ltd., (the “Ta-Teh-Fu”), was incorporated on June 27, 2001 under the laws of Taiwan (R.O.C.). Ta-Teh-Fu’s main business is to lease golf carts, machinery, and equipment to Yao-Teh. Mr. Fun-Ming Lo is the controlling beneficiary member of Ta-Teh-Fu.

In August 2016, Huang Jia acquired 99.6% ownership of Yao-Teh, and 100% ownership of Ta-Teh-Fu.

On October 12, 2016, Imperial entered into and closed a share exchange agreement, with Huang Jia. Pursuant to the Share Exchange Agreement, Imperial issued an aggregate of 340,800 shares of common stock to the shareholders of Huang Jia in exchange for all the issued and outstanding capital stock of Huang Jia (the “Share Exchange”).

As a result of the consummation of the Share Exchange on October 12, 2016, Yao-Teh and Ta-Teh-Fu became, indirectly through Huang Jia, majority-owned subsidiaries of Imperial. (the “Restructuring Transaction”).

The fiscal year of Imperial Garden & Resorts, Inc. and its subsidiaries (collectively, the “Company”) ends on December 31st.

NOTE 2. GOING CONCERN

The Company had accumulated deficit of $84,485,741~~74,421,516~~ and $74,087,309 as of June 30, 2017 and December 31, 2016, respectively. The net losses attributable to common stockholders were $10,398,432~~334,207~~ and $1,466,907 for the six months ended June 30, 2017 and 2016, respectively. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business. This presentation presumes funds will be available to finance ongoing research and development, operations and capital expenditures and permit the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

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There can be no assurances that there will be adequate financing available to the Company and the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining capital from the sale of its equity securities (2) short-term and long-term borrowings from banks and third-parties, and (3) short-term borrowings from stockholders or other related party(ies) when needed. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually to secure other sources of financing and attain profitable operations.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying unaudited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial reporting and in accordance with instructions for Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited consolidated financial statements contained in this report reflect all adjustments that are normal and recurring in nature and considered necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. The year-end consolidated balance sheet data were derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the interim period are not necessarily indicative of the results expected for the full year.

Since Imperial, Huang Jia, Yao-Teh, and Ta-Teh-Fu, were entities under common control prior to the restructuring transaction, we has recast prior period financial statements to reflect the conveyance of Yao-Teh and Ta-Teh-Fu to Huang Jia as if the restructuring transaction had occurred as of January 1, 2016. All significant intercompany transactions and account balances have been eliminated.

The functional currency of Yao-Teh and Ta-Teh-Fu is the New Taiwan dollars, however the accompanying consolidated financial statements have been translated and presented in United States Dollars ($). In the accompanying consolidated financial statements and notes, “$”, “US$” and “U.S. dollars” mean United States dollars, and “NT$” and “NT dollars” mean New Taiwan dollars.

Segment Reporting — The Company follows the provisions of ASC 280 (formerly referred to as SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information), which establishes standards for reporting information about operating segments, which uses a “management” approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. ASC Topic 280, “Segment Reporting,” also requires disclosures about products or services, geographic areas, and major customers. The Company’s management reporting structure provided for only one segment for the six months ended June 30, 2017 and 2016 and accordingly, no separate segment information is presented.

5

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable and Other Receivable — Accounts receivable and other receivables are stated at carrying value less estimates made for doubtful receivables. An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. An impairment loss is recognized in the statement of income, as are subsequent recoveries of previous impairments.

Property and Equipment — Property and equipment is carried at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property and equipment is retired or otherwise disposed of, the related gain or loss is included in operating income. Leasehold improvements are depreciated on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Depreciation is calculated on the straight-line method, including property and equipment under capital leases, generally based on the following useful lives:

Estimated Life in Years
Land improvements	50
Buildings and building improvements	15
Machinery and equipment	5
Office equipment	5

Impairment of Long-Lived Assets — The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”). ASC 360-10 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates its long lived assets for impairment annually or more often if events and circumstances warrant. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360-10 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell. Management has determined that no impairments of long-lived assets currently exist.

Land Held for Sale and Investment — The Company recorded the land held for sale and investment at the original land acquisition costs.

6

Fair Value Measurements — FASB ASC 820, “Fair Value Measurements” (formerly SFAS No. 157) defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

·	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

·	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·	Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

This guidance applies to other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB finalized FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157 (ASC 820). This Staff Position delays the effective date of SFAS No. 157 (ASC 820) for nonfinancial assets and liabilities to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 (ASC 820) had no effect on the Company's financial position or results of operations for the six months ended June 30, 2017 and 2016.

We also analyze all financial instruments with features of both liabilities and equity under ASC 480-10 (formerly SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”) and ASC 815-40 (formerly EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”). We have determined ASC 480-10 (formerly SFAS 150) and ASC 815-40 (formerly EITF 00-19) had no material effect on our financial position or results of operations for the six months ended June 30, 2017 and 2016.

Revenue Recognition — The following describes the composition of revenues for the Company:

7

•	Greens fee is charged to play on the golf course from members and non-members. The revenues are recognized when the services are rendered.

•	Revenue from non-refundable membership initiation fees is recognized over the estimated life of the facilities on a straight-line basis upon inception of the club. As of June 30, 2017 and December 31, 2016, the weighted average remaining period over which non-refundable membership initiation fees will be recognized is approximately 28.5 years and 29 years, respectively (See NOTE 11).

Advertising Costs — Advertising costs are expensed at the time such advertising commences. Advertising expenses were $287 and $486 for the six months ended June 30, 2017 and 2016, respectively.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. There were no significant deferred tax items as of June 30, 2017 and December 31, 2016.

The Company applied the provisions of ASC 740-10-50, “Accounting For Uncertainty In Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax position recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At June 30, 2017 and December 31, 2016, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Stock-based Compensation — The Company accounted for stock-based compensation to non-employees in accordance with ASC Topic 505-50 “Equity-Based Payments to Non-Employees” which requires that the cost of services received from non-employees is measured at fair value at the earlier of the performance commitment date or the date service is completed and recognized over the period the service is provided. Total non-employee stock-based compensation expenses were $10,064,225 and $0 for the six months ended June 30, 2017 and 2016, respectively.

Concentration of Credit Risk — The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of Taiwan Central Deposit Insurance Corporation’s insurance limits. The Company does not enter into financial instruments for hedging, trading or speculative purposes. Concentration of credit risk with respect to trade and accounts receivables is limited due to the wide variety of customers and markets in which the Company transacts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

8

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NT$”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ deficit.

Statement of Cash Flows — Cash flows from the Company's operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Reclassifications — Certain classifications have been made to the prior year financial statements to conform to the current year presentation. The reclassification had no impact on previously reported net loss or accumulated deficit.

Translation Adjustment — The accounts of Yao-Teh and Ta-Teh-Fu were maintained, and their financial statements were expressed, in New Taiwan Dollar (“NT$”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance ASC 830, "Foreign Currency Matters", with the NT$ as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholders’ deficit are translated at the historical rates and income statement items are translated at an average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income as a component of stockholders’ deficit.

Earnings per share (EPS) — Earnings per share is calculated in accordance with ASC 260. Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock instruments were converted or exercised. Options and warrants are assumed to be exercised at the beginning of the period if the average stock price for the period is greater than the exercise price of the warrants and options. For the six months ended June 30, 2017 and 2016, no options or warrants were issued or outstanding.

Comprehensive Income — Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ deficit and comprehensive income (loss).

Recently Issued Accounting Pronouncements — In October 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That Are under Common Control (“ASU 2016-17”). ASU 2016-17 changes how a reporting entity considers indirect interest held by related parties under common control when evaluating whether it is the primary beneficiary of a VIE. ASU 2016-17 is effective on a retrospective basis for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements.

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In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces diversity in practice by providing guidance on the classification of certain cash receipts and payments in the statement of cash flows. ASU 2016-15 clarifies that when cash receipts and cash payments have aspects of more than one class of cash flows and cannot be separated, classification will depend on the predominant source or use. ASU 2016-15 is effective on a retrospective basis for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases," which requires recognition of lease assets and lease liabilities on the balance sheet of lessees. ASU 2016-02 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2018, or in fiscal 2020. Early adoption is permitted. ASU 2016-02 requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the effect the adoption of this guidance will have on our consolidated results of operations, financial position and cash flows.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The original effective date for ASU 2014-09 would have required the Company to adopt beginning in its first quarter of 2018. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date, which defers the effective date of ASU 2014-09 for one year and permits early adoption as early as the original effective date of ASU 2014-09. Accordingly, the Company may adopt the standard in either its first quarter of 2018 or 2019.In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606) – Principal versus Agent Considerations (“ASU 2016-08”), which clarifies the implementation guidance for principal versus agent considerations in ASU 2014-09. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606) – Identifying Performance Obligations and Licensing (“ASU 2016-10”), which amends the guidance in ASU 2014-09 related to identifying performance obligations and accounting for licenses of intellectual property. The Company must adopt ASU 2016-08 and ASU 2016-10 with ASU 2014-09.The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the timing of its adoption and the impact of adopting the new revenue standard on its consolidated financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Preparation of Financial Statements – Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern”. Under U.S. GAAP, continuation of a reporting entity as a going concern is presumed as the basis for preparing financial statements unless and until the entity's liquidation becomes imminent. Preparation of financial statements under this presumption is commonly referred to as the going concern basis of accounting. If and when an entity's liquidation becomes imminent, financial statements should be prepared under the liquidation basis of accounting in accordance with Subtopic 205-30, Presentation of Financial Statements—Liquidation Basis of Accounting. Even when an entity's liquidation is not imminent, there may be conditions or events that raise substantial doubt about the entity's ability to continue as a going concern. In those situations, financial statements should continue to be prepared under the going concern basis of accounting, but the amendments in this Update should be followed to determine whether to disclose information about the relevant conditions and events. The amendments in this Accounting Standards Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company will evaluate the going concern considerations in this ASU, however, at the current period, management does not believe that it has met conditions which would subject these consolidated financial statements for additional disclosure.

10

NOTE 4. LAND HELD FOR INVESTMENT

On November 18, 2005, Ta-Teh-Fu purchased twenty-six parcels of land held for sale and investment in Miao Li County in Taiwan for NT$112,479,828, approximately equivalent to $3,702,430. On May 31, 2008, Ta-Teh-Fu sold 50% ownership of its land to the Li An Hospital and Mr. Xi-He Wang at cost amounted NT$56,753,344, equivalent to $1,868,115. The land is collateralized under the line of credit with Taiwan Cooperative Bank (See NOTE 7).

NOTE 5. OTHER RECEIVABLE

On May 31, 2008, Ta-Teh-Fu sold 50% ownership of its land (See NOTE 4) to the Li An Hospital and Mr. Xi-He Wang at cost amounted NT$56,753,344, equivalent to $1,868,115. Pursuant to the land purchase agreement, the Li An Hospital and Mr. Wang also assumed 50% of bank loan (See NOTE 7). As of June 30, 2017 and December 31, 2016, Ta-Teh-Fu had receivables due from the Li An Hospital and Mr. Wang of $915,612 and $901,499, respectively.

NOTE 6. PROPERTYAND EQUIPMENT

Property and equipment as of June 30, 2017 and December 31, 2016 are summarized as follows:

	June 30, 2017	December 31, 2016
Land	$44,425,399	$41,655,668
Land improvement	38,254,741	35,869,722
Buildings	233,294	221,345
Office equipment	28,410	26,639
Machinery and equipment	1,265,483	1,186,586
Less: accumulated depreciation	(20,464,872)	(18,779,492)
Property and equipment, net	$63,742,455	$60,180,468

From 1989 to 1991, Yao-Teh purchased two hundred and twenty parcels of land for development and construction of golf course in Miao Li County in Taiwan, for NT$1,349,643,627, equivalent to $44,425,399, of which one hundred and sixty-three parcels of land’s title was registered under an individual, Mr. Lang-Sheng Lin, pursuant to a trust agreement (See NOTE 16). From 1991 through 1996, Yao-Teh has incurred approximately NT$1,162,179,000, equivalent to $38,254,741, for land improvements. The cost of land improvement is depreciated over fifty years on a straight-line basis. The land and land improvements are collateralized and placed liens for the loans from a bank (See NOTE 7) and an individual (See NOTE10).

Depreciation expenses were $435,963 and $388,881 for the six months ended June 30, 2017 and 2016, respectively. Depreciation expenses were $218,354 and $192,172 for the three months ended June 30, 2017 and 2016, respectively.

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NOTE 7. BANK LOANS

Line of credit (Ta-Teh-Fu)

The short-term loan represents a line of credit from a bank due within one year. The loan consisted of the following:

	June 30,	December 31,
	2017	2016
Taiwan Cooperative Bank	$1,832,126	$1,803,086
Total	$1,832,126	$1,803,086

On November 17, 2005, Ta-Teh-Fu entered a five-year long term bank loan of NT$88,000,000, equivalent to $2,896,643, with Taiwan Cooperative Bank in order to acquire twenty-six parcels of land held for sales and investment in Miao Li County in Taiwan (See NOTE 4). The balance bore an interest at a prime rate plus 1.48%, of which prime rate was 1.87% at that time. On December 23, 2011, Ta-Teh-Fu renewed the loan balance of NT$88,000,000, equivalent to $2,896,643, and revised the type of loan from long-term bank loan to revolving line of credit subject to renewal annually. The balance bore an interest at a prime rate plus 2.13%, of which prime rate was 1.37% at that time. As of June 30, 2017 and December 31, 2016, the interest rate is $3.47% per annum. The outstanding loan balances were NT$55,660,000, equivalent to $1,832,126, and NT$58,420,000, equivalent to $1,803,086, as of June 30, 2017 and December 31, 2016, respectively. The line of credit is collateralized by twenty-six parcels of land held for sales and investment, and also guaranteed by the Company’s owner.

Interest expenses for the six months ended June 30, 2017 and 2016 amounted to $17,403 and $15,909, respectively. Interest expenses for the three months ended June 30, 2017 and 2016 amounted to $8,102 and $8,529, respectively.

Long-term bank loan (Yao-Teh)

Long-term bank loan of Yao-Teh consists of the following:

	June 30,	December 31,
	2017	2016
Taiwan Business Bank	$574,316	$774,004
Taiwan Cooperative Bank	2,939,893	2,756,604
	3,514,209	3,530,608
Less: current portion of long-term bank loan	(574,316)	(774,004)
Total	$2,939,893	$2,756,604

On July 9, 1991, Yao-Teh entered a four-year term bank loan of NT$380,620,000, equivalent to $12,528,637, with Taiwan Business Bank in order to acquire two hundred and twenty parcels of land for development and construction of golf course in Miao Li County in Taiwan (See NOTE 6).The loan balance bore an interest at prime rate plus 1.48%, of which prime rate was 1.87% at that time. The loan was collateralized by the purchased land and personal guaranteed by Yao-Teh’s president, general manager, and another individual. The loan went into default when it was due on July 8, 1995. On June 24, 2013, the Company entered a five-year repayment schedule with Taiwan Business Bank to pay off the principal and interest of loan totaling NT$274,047,725, equivalent to $9,020,662. As of June 30, 2017 and December 31, 2016, the remaining loan balance was NT$17,447,725, equivalent to $574,316, and NT$25,077,725, equivalent to $774,004, respectively. The land had liens held by Taiwan Business Bank and an individual, Mr. Cheng-Yu Lian (See NOTE 10). On the same date, Mr. Fun-Ming Lo borrowed NT$225,952,275, equivalent to $7,437,534, from Taiwan Business Bank, which Yao-Teh was the guarantor of the personal loan.

12

On August 7, 1991, Yao-Teh entered two five-year term bank loans in a total of NT$53,000,000, equivalent to $1,744,570 and a ten-year bank loan in an amount of NT$110,000,000, equivalent to $3,620,803, with Taiwan Cooperative Bank in order to acquire a land in Taipei City, Taiwan, to construct a residential building on the land for sale. The loan balances bore an interest at prime rate plus 1.25%, of which prime rate was 10% at that time. The loan was collateralized by the purchased land and personal guaranteed by Yao-Teh’s president and general manager. On September 16, 1995, three loans went into default, and the collateralized assets including the land and the building were foreclosed and sold. The remaining unpaid balance was $2,939,893 and $2,756,604 as of June 30, 2017 and December 31, 2016, respectively. Accrued interest was $7,497,794 and $6,867,807 as of June 30, 2017 and December 31, 2016, respectively.

Interest expenses were $176,935 and $160,526 for the six months ended June 30, 2017 and 2016, respectively. Interest expenses were $87,144 and $79,264 for the three months ended June 30, 2017 and 2016, respectively.

NOTE 8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30, 2017	December 31, 2016
Accrued interest	$29,895,687	$27,868,173
Accrued litigation settlement	82,291	231,481
Temporary receipts	73,419	-
Accrued payroll	27,025	-
Purchased equipment payable	-	50,383
Sales tax and amusement tax payable	37,684	17,471
Unearned other income - leasing	3,800	22,018
Others	12,738	35,847
	$30,132,644	$28,225,373

NOTE 9. RELATED PARTY TRANSACTIONS

Operating Lease:

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent expense under this lease agreement amounted to $3,135 and $2,690 for the six months ended June 30, 2017 and 2016, respectively, and $1,588 and $1,475 for the three months ended June 30, 2017 and 2016, respectively. (See NOTE 15).

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Due to officer and shareholders:

Yao-Teh and Ta-Teh-Fu have advanced funds from its officer and shareholder for working capital purposes. Both companies have not entered into any agreement with their officers and shareholders for these advances. The advances bear no interest and are due upon demand by shareholders. As of June 30, 2017 and December 31, 2016, there were $49,183,789 and $46,044,534 advances outstanding, respectively.

On May 16, 2017, Mr. Fun-Ming Lo and the Company entered into a line of credit agreement (the “Line of Credit Agreement”). Pursuant to the Line of Credit Agreement, Mr. Lo agrees to provide a line of credit (the “Loan”) to the Company in a maximum amount of $3,000,000 for working capital purpose. The Company may request advances from the Line of Credit within the period from May 16, 2017 to December 31, 2017. All outstanding loan amounts with accrued interest are due on January 1, 2020 (the “Maturity Date). The loan made under this Line of Credit is unsecured and bears an interest rate of 2.5% per annum. As of June 30, 2017, the outstanding loan amount was $0.

On August 1, 2017, Mr. Fun-Ming Lo, the officer and shareholder of the Company, entered into a conversion agreement with the Company to convert the debt owed by the Company to Mr. Lo in the amount of $46,044,534 into ordinary shares of Company, at a conversion price of $4.5 per share, or an aggregate of 10,232,118 ordinary shares.

Due to related parties:

Yao-Teh International Development Co., Ltd., an affiliate of Yao-Teh, made loan payments to Taiwan Business Bank on behalf of Yao-Teh. Yao-Teh International Development Co., Ltd. was incorporated on August 3, 1993 and is 100% owned by Mr. Fun-Ming Lo. There was no written agreement between Yao-Teh and Yao-Teh International Development Co., Ltd. for the advances. The advances were unsecured, interest free, and due on demand. As of June 30, 2017 and December 31, 2016, there were $3,927,670 and $3,550,617 advances outstanding, respectively.

NOTE 10. NOTES PAYABLE

Notes payable consisted of the following:

	June 30,	December 31,
	2017	2016
Cheng-Yu Lian	$11,054,641	$10,365,432
Mengxin Industrial Co., Ltd.	115,207	-
Total	$11,169,848	$10,365,432

Loan from Cheng-Yu Lian:

On June 25, 1993, Mr. Geng-Meng Lin, the vice president, entered a loan agreement with Mr. Cheng-Yu Lian, a third party, to borrow NT$400,000,000, approximately equivalent to $13,166,557 for working capital purpose. The loan bore an interest at a fixed rate of 14.4% per annum, and was due on December 30, 1993. The lender held a lien on the land owned by the Company. The loan went into default when it was due on December 30, 1993. On January 16, 2008, Mr. Lian filed a court payment order to demand the payment on the remaining principal of NT$335,840,000, equivalent to $11,054,651, and accrued interest at an interest rate of 14.4% per annum starting from December 6, 2002. As of December 31, 2016, the Company has not paid the balance and is negotiating with the lender. As of June 30, 2017 and December 31, 2016, the accrued interest balance was $22,396,703 and $21,000,366, respectively. Interest expenses were $0 and $735,008 for the six months ended June 30, 2017 and 2016, respectively. Interest expenses were $0 and $366,450 for the three months ended June 30, 2017 and 2016, respectively.

14

On July 25, 2017, Mr. Chen-Yu Lian and the Company executed a settlement agreement (the “Settlement Agreement”) whereby Mr. Lian agreed to cancel and forgive accrued interest of approximately $22,400,000 on the notes payable. In addition, pursuant to the Settlement Agreement, the principal amount of the notes payable was reduced to NT$150,000,000, equivalent to $4,937,460, from the original amount of NT$335,840,000, equivalent to $11,054,641.

Loan from Mengxin Industrial Co., Ltd.:

On June 9, 2017, the Company entered into a line of credit agreement (the “Mengxin Line of Credit Agreement”) with Mengxin Industrial Co., Ltd. (the “Mengxin”), a Taiwanese company. Pursuant to the Mengxin Line of Credit Agreement, Mengxin agreed to provide Yao-Teh, upon request, loans in an aggregate amount of up to NT$ 1.2 billion, approximately equivalent to $39,500,000. The term of the Line of Credit shall be for a period of three years commencing on June 9, 2017. The loans bear interest at a rate of 4.5% per annum and are due on the fifth year anniversary of each such loan. On June 22, 2017, the Company has obtained from Mengxin a loan of NT$ 3,500,000, equivalent to $115,207 for the Company’s general working capital purposes.

NOTE 11. DEFERRED REVENUE

Revenue from non-refundable membership initiation fees is recognized over the estimated life of fifty years of facilities on a straight line basis upon inception of the club. As of June 30, 2017 and December 31, 2016, the weighted average remaining period over which the non-refundable membership initiation fees will be recognized is approximately 28.5 years and 29 years, respectively.

Deferred revenue at June 30, 2017 and December 31, 2016 mainly consist of the following:

	June 30, 2017	December 31, 2016
Deferred revenue – non-refundable membership initiation fees	$7,651,041	$7,299,891
Less: Current portion of deferred revenue	(268,458)	(251,720)
	$7,382,583	$7,048,171

NOTE 12. MEMBERSHIP DEPOSITS

Besides of non-refundable membership initiation fee (See NOTE 11), members of the golf club were also charged refundable membership fees. Members of the golf club are entitled to terminate a contract at any time and to claim the recovery of their membership deposits paid. The balance of refundable membership deposits at June 30, 2017 and December 31, 2016 was as follows:

	June 30, 2017	December 31, 2016
Refundable membership deposits	$33,839,188	$31,729,461
	$33,839,188	$31,729,461

15

NOTE 13. STOCKHOLDERS’ DEFICIT

During the year ended December 31, 2016, the Company issued 340,800 shares of common stock, $0.01 par value to the shareholders of Huang Jia in exchange for all the issued and outstanding capital stock of Huang Jia (the “Share Exchange”).

On June 13, 2017, Mr. Fun-Ming Lo, the officer and shareholder of the Company, transferred a portion of his common shares of the Company to Mr. Ta-Chih Kuo and Ms. Shih-Han Liao in the respective amounts of approximately 20,094 and 2,271 shares as compensation for advisory services that have been rendered to the Company. On June 27, 2017, the Company issued 89 bonus shares to each share of common stock. With effect of the stock split, Mr. Ta-Chih Kuo and Ms. Shih-Han Liao increased his or her ownership interest in the Company by approximately 1,808,460 shares and 204,390 shares, respectively. The common stock is measured at $5 per share per the offering price on the Form F-1 of the registration statement, totaling a sum of $10,064,225. The value of the shares transferred was reflected as an expense in the Company’s financial statements with a corresponding credit to contributed paid-in capital pursuant to SAB topic 5T.

Stock Split:

On June 27, 2017, the Company issued 89 bonus shares to each share of common stock resulting in an increase of total common stock issued and outstanding from 340,801 shares to 30,672,090 shares. All common shares and per share information for all periods presented in the Company’s financial statements and notes relating thereto have been retroactively adjusted to reflect the stock split and the incremental par value of the newly issued shares was recorded with the offset to additional paid-in capital.

NOTE 14. INCOME TAX

British Virgin Islands

Imperial Garden & Resort, Inc. was incorporated in British Virgin Islands, which does not tax income.

Seychelles

The Huang Jia Country Club and Recreation Inc. was incorporated in Republic of Seychelles, which does not tax income.

Taiwan

Both Yao-Teh International Recreation Co., Ltd. and Ta-Teh-Fu Co., Ltd. are incorporated in Taiwan. The Taiwan Income Tax Law imposes a unified enterprise income tax rate of 17% on all enterprises with taxable income greater than approximately NT$120,000, equivalent to $3,920. No income tax liabilities existed as of June 30, 2017 and December 31, 2016 due to the Company’s continuing operating losses. There were no significant deferred tax items as of June 30, 2017 and December 31, 2016, respectively.

Provision for income tax consists of the following:

For the Six Months
June 30,
	2017	2016
Current provision
Taiwan	$-	$-
Deferred provision
Taiwan	-	-
Total provision for income tax	$-	$-

16

The following is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Six Months Ended June 30,
	2017	2016

Taiwan statutory income tax rate	17%	17%
Changes in valuation allowance	(17)%	(17)%
Effective income tax rate	0%	0%

NOTE 15. COMMITMENTS

Operating lease commitment:

Both Yao-Teh and Ta-Teh-Fu lease their office spaces at the same location from a shareholder (See NOTE 9) under an operating lease agreement which expires on January 1, 2019. The monthly base rent is approximately $500. Rent expense under this lease agreement amounted to $3,135 and $2,690 for the six months ended June 30, 2017 and 2016, respectively, and $1,588 and $1,475 for the three months ended June 30, 2017 and 2016, respectively. The Company's obligations under operating leases are as follows:

As of June 30,	Amount
2018	$6,270
2019	3,135
Total minimum payments	$9,405

NOTE 16. CONTINGENCIES AND LEGAL PROCEEDINGS

On November 29, 2013, Yao-Teh filed a complaint against an individual, Mr. Lang-Sheng Lin (the “Defendant”), at Taiwan Miaoli District Court in Taiwan, for not transferring the title of land that was purchased by Yao-Teh pursuant to the trust registration agreement entered by Yao-Teh and the defendant. The case went to court on January 16, 2014. On February 17, 2015, the court pronounced its judgment that the evidence provided by Yao-Teh was not sustained. An appeal was filed at Taiwan High Court Taichung Branch Court on March 21, 2015 by Yao-Teh. The hearing for the appeal was held on June 23, 2015 at Taiwan High Court Taichung Branch Court. The case was settled between Yao-Teh and the defendant on September 21, 2015. Pursuant to the settlement, Yao-Teh agreed to pay NT$15,000,000, approximately equivalent to $493,746, to the defendant, and the defendant agreed to transfer the title of land back to Yao-Teh after he receives the payment in full. As of June 30, 2017 and December 31, 2016, the accrued litigation settlement was $82,291 and $231,481, respectively.

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NOTE 17. SUBSEQUENT EVENTS

On July 25, 2017, Mr. Chen-Yu Lian and the Company executed a settlement agreement (the “Settlement Agreement”) whereby Mr. Lian agreed to cancel accrued interest of approximately $22,400,000 on the notes payable. In addition, pursuant to the Settlement Agreement, the principal amount of the notes payable was reduced to NT$150,000,000, equivalent to $4,937,460, from the original amount of NT$335,840,000, equivalent to $11,054,641. Mr. Lian further agreed not to demand the repayment of the principal portion in the near future (See NOTE 10).

On August 1, 2017, Mr. Fun-Ming Lo, the officer and shareholder of the Company, entered into a conversion agreement with the Company to convert the debt owed by the Company to Mr. Lo in the amount of $46,044,534 into ordinary shares of Company, at a conversion price of $4.5 per share, or an aggregate of 10,232,118 ordinary shares (See NOTE 9).

The Company has evaluated subsequent events through the date which the financial statements were available to be issued. All subsequent events requiring recognition as of June 30, 2017 have been incorporated into these financial statements and there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events.”

******

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Exhibit B

IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

UNAUDITED CONDNSED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed unaudited consolidated balance sheet at June 30, 2017, unaudited proforma condensed consolidated statement of operations for the six months ended June 30, 2017, and unaudited proforma condensed consolidated statement of operations for the year ended December 31, 2016 of Imperial Garden & Resort, Inc. and its subsidiaries (“Imperial Garden”) give effect to reflect (i) the sale of ordinary shares in a minimum amount of 3,000,000 shares in this Offering at an assumed initial public offering price of US$5 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by Imperial Garden, (ii) the amounts of $46,044,534 due to the shareholders were converted to capital contribution pursuant to the debt conversion agreements entered by Yao-Teh, Ta-Teh-Fu, and Mr. Fun-Ming Lo on August 1, 2017, (iii) the Settlement Agreement entered by Mr. Chen-Yu Lian and Yao-Teh to forgive and cancel all the accrued interest of NTD 680,411,840, equivalent to $22,396,703, and reduce the debt amount to NTD 150,000,000, equivalent to $4,937,460, on July 25, 2017, and (iv) a letter of consent (the "Consent Letter") given by Taiwan Cooperative Bank on November 1, 2017. Pursuant to the Consent Letter, Taiwan Cooperative Bank agreed Yao-Teh's debt restructuring proposal, including the repayment schedule on the principal of loan starting from December 15, 2017 through December 31, 2022 and the settlement by reducing Yao-Teh's accrued interest from NTD 225,785,444, approximately $7.5 million to NTD 69,117,993, approximately $2.3 million. The accrued interest would be fixed in the amount of NTD 69,117,993, approximately $2.3 million, without any additional interest to accrue on the principal or interest portion of the loan. Such unaudited pro forma financial information is based on the historical unaudited consolidated financial statements of Imperial Garden and certain adjustments which Imperial Garden believes to be reasonable, to give effect of the above transactions, which are also described in the notes to the statements below.

The unaudited pro forma financial information:

•	does not purport to represent what the consolidated results of operations actually would have been if the above transactions had occurred on the beginning of the periods presented or what those results will be for any future periods.

•	the actual amounts recorded in the consolidated financial statements of Imperial Garden will differ from the amounts reflected in the unaudited pro forma financial statements, and the differences may be material.

IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2017

		Pro Forma		Pro Forma
	Historical	Adjustment	Note	As Adjusted
ASSETS
Current Assets
Cash and cash equivalents	$102,483	$13,550,000	{A}	$13,652,483
Other receivable	915,612			915,612
Prepaid expenses and other current assets	23,454			23,454
Total Current Assets	1,041,549	13,550,000		14,591,549

Land held for sale and investment	1,868,115			1,868,115
Property and equipment, net	63,742,455			63,742,455
Total Assets	$66,652,119	$13,550,000		$80,202,119

LIABILITIES AND EQUITY
Current Liabilities
Line of credit	$1,832,126			$1,832,126
Current portion of long-term bank loan	574,316	279,790	{D}	854,106
Accrued expenses and other current liabilities	30,132,644	(29,894,497)	{C}{D}	238,147
Current portion of deferred revenues	268,458			268,458
Due to shareholders	49,183,789	(46,044,534)	{B}	3,139,255
Due to related parties	3,927,670			3,927,670
Total Current Liabilities	85,919,003	(75,659,241)		10,259,762

Non-current Liabilities
Long-term bank loan	2,939,893	(279,790)	{D}	2,660,103
Accrued interest - noncurrent	-	2,275,115	{D}	2,275,115
Notes payable	11,169,848	(6,117,181)	{C}	5,052,667
Deferred revenues	7,382,583			7,382,583
Membership deposit	33,839,188			33,839,188
Total Non-current Liabilities	55,331,512	(4,121,856)		51,209,656

Total Liabilities	141,250,515	(79,781,097)		61,469,418

Equity
Common Stock, $0.01 par value, 200,000,000 shares authorized, 30,672,090 shares issued and outstanding as of June 30, 2017(Historical);43,904,208 shares issued and outstanding at minimum as of June 30, 2017(Pro Forma as adjusted)	306,721	132,321	{A}{B}	439,042
Additional paid-in capital	10,656,247~~592,022~~	59,462,213	{A}{B}	70,118,460~~60,054,235~~
Accumulated deficits	(84,485~~74,421,516~~,741)	33,624,558	{C}{D}	~~(40,796,958~~50,861,183)
Accumulated other comprehensive income	(779,454)			(779,454)
Total Stockholders' equity (deficit)	(74,302,227)	93,219,092		18,916,865
Noncontrolling interests	(296,169)	112,005	{C}{D}	(184,164)
Total Equity (deficit)	(74,598,396)	93,331,097		18,732,701

Total Liabilities and Equity	$66,652,119	$13,550,000		$80,202,119

IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2017

			Pro Forma		Pro Forma
	Historical		Adjustment	Note	As Adjusted

Revenues, net	$1,200,253		-		$1,200,253
Cost of revenues	846,357		-		846,357
Gross profit	353,896		-		353,896

Selling, general and administrative expenses	~~530,582~~10,594,807		-		~~530,582~~10,594,807

Loss from operations	(~~176,686~~10,240,911)		-		(10,240,911~~176,686~~ )

Other income (expense)
Interest income	-		-		-
Interest expense	(194,338)		-		(194,338)
Other income - leasing	35,825		-		35,825
Total other income (expenses)	(158,513)		-		(158,513)

Loss before income tax	(10,399,424~~335,199~~	)	-		(~~335,199~~10,399,424)
Provision for income tax	-		-		-

Net loss	(10,399,424~~335,199~~	)	-		(~~335,199~~10,399,424)
Add: Net loss attributable to noncontrolling interest, net of tax	992		-		992

Net loss attributable to Imperial Garden & Resort, Inc.	$(10,398,432~~334,207~~	)	-		$ (~~334,207~~10,398,432)

IMPERIAL GARDEN & RESORT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

		Pro Forma
	Historical	Adjustment	Note	Pro Forma

Revenues, net	$1,278,551	-		$1,278,551
Cost of revenues	1,785,289	-		1,785,289
Gross profit (loss)	(506,738)	-		(506,738)
Selling, general and administrative expenses	983,725	-		983,725
Loss from operations	(1,490,463)	-		(1,490,463)

Other income (expense)
Interest income	1,938	-		1,938
Interest expense	(1,861,617)	-		(1,861,617)
Other income - leasing	46,659	-		46,659
Total other income (expenses)	(1,813,020)	-		(1,813,020)
Loss before income tax	(3,303,483)	-		(3,303,483)
Provision for income tax	-	-		-
Net loss	(3,303,483)	-		(3,303,483)
Add: Net loss attributable to noncontrolling interest, net of tax	12,054	-		12,054
Net income attributable to Imperial Garden & Resort, Inc.	$(3,291,429)	-		$(3,291,429)

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

NOTE 1: Basis of Presentation

The unaudited pro forma condensed consolidated financial information has been compiled from underlying financial statements prepared in accordance with U.S. GAAP. The unaudited pro forma condensed consolidated financial information has been compiled from the following sources with the following unaudited adjustments:

·	Historical financial information for Imperial Garden & Resort, Inc. and its subsidiaries (“Imperial Garden”) has been extracted without adjustment from unaudited consolidated balance sheet as of June 30, 2017, unaudited consolidated statement of operations for the six months ended June 30, 2017, and consolidated statement of operations for the year ended December 31, 2016, which are contained in the registrant’s Form F-1 Amendment No. 5.

The following pro forma condensed consolidated financial statements should be read in conjunction with:

·	the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Information;

·	the consolidated statement of operations of Imperial Garden for the year ended December 31, 2016 and the notes relating thereto; and

·	the consolidated unaudited balance sheet of Imperial Garden as of June 30, 2017 and consolidated unaudited statement of operations of Imperial Garden for the six months ended June 30, 2017 and the notes relating thereto.

This unaudited pro forma condensed consolidated financial information is not intended to reflect the financial position and results which would have actually resulted had the following transactions (See NOTE 2) been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future.

NOTE 2: Unaudited Pro Forma Adjustments to Consolidated Financial Statements

Pro forma adjustments on the attached financial statements include the following:

{A}	This adjustment reflects the sale of common stock shares in a minimum amount of 3,000,000 shares in this Offering at an assumed initial public offering price of US$5 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

{B}	This adjustment reflects that the amounts of $46,044,534 due to the shareholders were converted to capital contribution pursuant to the debt conversion agreements entered by Yao-Teh, Ta-Teh-Fu, and Mr. Fun-Ming Lo on August 1, 2017.

{C}	This adjustment reflects the Settlement Agreement entered by Mr. Chen-Yu Lian and Yao-Teh to forgive and cancel all the accrued interest of NTD 680,411,840, equivalent to $22,396,703, and reduce the debt amount to NTD 150,000,000, equivalent to $4,937,460, on July 25, 2017. This adjustment reflects the gain of approximately $29 million arising from the Settlement Agreement. This estimated gain has not been reflected in the pro forma consolidated statement of operations as it is considered to be nonrecurring in nature.

{D}	This adjustment reflects a letter of consent (the "Consent Letter") given by Taiwan Cooperative Bank on November 1, 2017. Pursuant to the Consent Letter, Taiwan Cooperative Bank agreed Yao-Teh's debt restructuring proposal, including the repayment schedule on the principal of loan starting from December 15, 2017 through December 31, 2022 and the settlement by reducing Yao-Teh's accrued interest from NTD 225,785,444, approximately $7.5 million to NTD 69,117,993, approximately $2.3 million. The accrued interest would be fixed in the amount of NTD 69,117,993, approximately $2.3 million, without any additional interest to accrue on the principal or interest portion of the loan. This adjustment reflects the gain of approximately $5.2 million arising from the Consent Letter. This estimated gain has not been reflected in the pro forma consolidated statement of operations as it is considered to be nonrecurring in nature.